Filed under Rule 433
File No. 333-158779-01

Final Term Sheet

January 10, 2012

Issuer:	Arizona Public Service Company
Security:	$325,000,000 4.50% Notes due 2042
Maturity:	April 1, 2042
Interest rate:	4.50%
Yield to maturity:	4.557%
Spread:	+155 basis points
Benchmark Treasury security:	3.750% due August 15, 2041
Benchmark Treasury yield:	3.007%
Optional redemption:	Make-whole call at any time prior to October 1, 2041 at Treasury rate plus 25 basis points and, thereafter, at par
Interest payment dates:	April 1 and October 1
First interest payment date:	October 1, 2012
Public offering price:	99.054% per note
Trade date:	January 10, 2012
Settlement date:	January 13, 2012 (T+3)
Expected Ratings:	Baa2 / BBB / BBB (Moody’s / S&P / Fitch)
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
Joint Book-Running Managers:	Barclays Capital Inc.
BNP Paribas Securities Corp.
BNY Mellon Capital Markets, LLC
Credit Suisse Securities (USA) LLC
Co-Managers:	KeyBanc Capital Markets Inc.
SunTrust Robinson Humphrey, Inc.
U.S. Bancorp Investments, Inc.
CUSIP/ISIN:	040555CN2 / US040555CN22

Arizona Public Service Company has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents Arizona Public Service Company has filed with the SEC for more complete information about Arizona Public Service Company and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, Arizona Public Service Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at (888) 603-5847, BNP Paribas Securities Corp. toll-free at (800) 854-5674, BNY Mellon Capital Markets, LLC toll-free at (800) 369-6864 or Credit Suisse Securities (USA) LLC toll free at (800) 221-1037.

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